United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Attn: Jenifer Gallagher

November 17, 2010

Re:	Rockwell Diamonds Inc
Form 20-F for the Fiscal Year Ended February 28, 2010 filed on September 1, 2010
File No. 000-30588

Dear Ms. Gallagher,

We are in receipt of your letter (“Comment Letter”) dated October 21, 2010, requesting that we provide the Securities and Exchange Commission (the “Commission”) with certain additional information regarding matters discussed in the Form 20-F for the fiscal year ended February 28, 2010 filed with the Commission by Rockwell Diamonds Inc on September 1, 2010.

We have revised the Form 20-F for the fiscal year ended February 28, 2010 and will submit an amended Form 20-F/A Amendment No.1 on Edgar to include changes as responded to below. A “redlined” version will be provided upon filing.

Our responses to your questions are indicated below:

Item 1 (Tabular Disclosure of Contractual Obligations)

The tabular disclosure of contractual obligations has been changed from “Long term debt obligations” to “Capital (Finance) Lease Obligations”.

The contractual obligations table has been updated to include the credit facility as bank indebtedness.

Item 2 (Controls and Procedures)

The following statement has been included in Form 20-F Amendment No.1 in Item 15B, Management Report on Internal Control over Financial Reporting:

“This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”

Item 3 (Report on Independent Registered Public Accounting Firm)

The audit report has been revised to state:

”In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rockwell Diamonds Inc. as of February 28, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.”

Item 4 (Consolidated Statements of Cash Flows)

In terms of the sales and beneficiation agreement with a customer, the receivable in respect of the sale is recovered on the following basis:

  90% on delivery to the customer (transfer to the customer of significant risks and rewards of ownership),
  10% on beneficiation of the cut product into the wholesale market at a price achieved that is higher than the 90% already collected.

During fiscal 2009 Rockwell, in a buoyant market, sold a large diamond in terms of this agreement. The revenue recognition criteria under Canadian GAAP was met on the date the sale occurred (including ultimate collection of the 10% reasonably assured), and 100% of the agreed sales price was recognized in fiscal 2009. At year end February 28, 2009 management concluded that the collection of the 10% was still reasonably assured and no sales price adjustment was recorded for fiscal 2009. At year end February 28, 2010 the customer informed Rockwell that the diamond would, due to the market conditions at that date, not achieve a beneficiation value higher than the 90% already recovered by Rockwell. Rockwell concluded on that date that the ultimate collection of the 10% was no longer reasonably assured and as a result a sales price adjustment was recorded in fiscal 2010.

Item 5 (Mineral property interest)

The financial statement disclosures in note 8 and 17 have been adjusted to remove all references to the presence of reserves.

Item 6 (Reclamation Obligation)

The accretion expense for the reclamation obligation relating to Saxendrift Mine was not significant and as a result, not recognized.

Item 7 (Engineering Comments)

Resource estimates are kept standard on the date on which the resource estimates are made. This is in accordance with Canadian standard CIIM 43-101. Resource estimates are reviewed only if a material transaction takes place. No material transactions have taken place as well as any activity including exploration that could have drawn any additional assumptions utilized in prior estimates. However, the resource estimates and tables in the Form 20-F/A Amendment No.1 will include resource estimates adjusted for production during fiscal 2010.

Amortization details are presented in Form 20-F/A Amendment No.1 Page 25 “Basis for Unit of Production and Depletion of Mineral Resources by Rockwell”, which gives detailed explanation on how depletion (amortization) of mineral properties is calculated.

In addition please refer to the annexure to this letter which gives a calculation of depletion for the fiscal period February 28, 2010.

If you have further questions or need additional information, please contact Gerhard Jacobs, Chief Financial Officer, at 27(11)481-7250. Thank you for your time and consideration.

Sincerely,

ROCKWELL DIAMONDS INC

/s/ Gerhard Jacobs

Gerhard Jacobs
Chief Financial Officer

ANNEXURE :- CALCULATION OF DEPLETION FOR FEBRUARY 28, 2010-11-09

Depletion for the year = Cost x Actual production for the year / Deemed carats available over life of mine

HCVW and Klipdam

$27,672,769 x 16,068/387,921 = $1,146,229

Saxendrift

$10,052,535 x 8,834/103,155 = $860,881

Total depletion = $2,007,110

Depletion for the period as per financial statements = $2,526,729

Difference = $519,619

Note:-

This difference was accepted based on the significant variables associated with this calculation together with a conservative approach adopted with regard to the depletion of mineral properties.